Exhibit 12

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                FOR THE FIVE YEARS ENDED DECEMBER 31, 1997
                              (in thousands)

= = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = = =

                      1997        1996        1995         1994        1993
                   ---------   ---------   ---------    ---------   ---------
Net income. . . .  $  38,620   $  77,393   $  70,631    $  81,913   $  84,011

Add--Extraordinary
 items net of tax     24,853           -           -            -           -
                   ---------   ---------   ---------    ---------   ---------
  Net income from
   continuing
   operations . .  $  63,473   $  77,393   $  70,631    $  81,913   $  84,011

Add--Federal and
 state income
 taxes:
  Current . . . .     38,660      53,847      41,276       38,097      50,441
  Deferred (net).     (1,665)     (2,805)      5,627       13,190       1,674
  Investment
   tax credit
   amortization .     (3,334)     (3,349)     (3,361)      (3,367)     (3,366)
  Income tax
   applicable to
   nonoperating
   activities . .        261        (407)        941          603         631
                   ---------   ---------   ---------   ----------   ---------
                      33,922      47,286      44,483       48,523      49,380
                   ---------   ---------   ---------   ----------   ---------
Net income
 before income
 taxes. . . . . .     97,395     124,679     115,114      130,436     133,391
                   ---------   ---------   ---------   ----------   ---------

Add--Fixed charges
  Interest on
   long-term
   debt (a) . . .     32,271      31,409      31,168       31,164      32,823
  Other interest.      2,875       4,636         853          358         479
  Amortization of
   net debt premium,
   discount, expense
   and loss (a) .      1,643       1,709       1,703        1,678       1,598
                   ---------   ---------   ---------   ----------   ---------
                      36,789      37,754      33,724       33,200      34,900
                   ---------   ---------   ---------   ----------   ---------
Earnings as
 defined. . . . .  $ 134,184   $ 162,433   $ 148,838   $  163,636   $ 168,291
                   =========   =========   =========   ==========   =========

Ratio of
 earnings
 to fixed charges       3.65        4.30        4.41         4.93        4.82

Earnings required
 for preferred
 dividends:
  Preferred stock
   dividends. . .  $   3,715   $   3,721   $   3,850   $    3,510   $   3,718
  Adjustment to
   pre-tax basis.      1,985       2,273       2,425        2,079       2,185
                   ---------   ---------   ---------   ----------   ---------
                   $   5,700   $   5,994   $   6,275   $    5,589   $   5,903
Fixed charges
 plus preferred
 stock dividend
 requirements . .  $  42,489   $  43,748   $  39,999   $   38,789   $  40,803
                   =========   =========   =========   ==========   =========

Ratio of earnings
 to fixed charges
 plus preferred
 stock dividend
 requirements . .       3.16        3.71        3.72         4.22        4.12

_________________________
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(a) Combined as interest charges on long-term debt on Statement of Income.